[Logo – American Funds ®]

The Income Fund of America, Inc.
One Market, Steuart Tower
Suite 1800
San Francisco, California  94105

Mailing address:
P.O. Box 7650
San Francisco, California 94120-7650

Phone (415) 393-7110
Fax (415) 393-7140

Patrick Quan
Secretary

October 2, 2008

Ms. Laura Hatch
Ms. Patsy Mengiste
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	The Income Fund of America
Request for EDGAR filing withdrawal
File Nos. 002-33371 and 811-01880

Dear Mses. Hatch and Mengiste:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Income Fund of America (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Post-Effective Amendment to its Registration Statement on Form N-1A (1933 Act No. 002-33371), filed on September 30, 2008, hereinafter referred to as the "Post-Effective Amendment."

The Post-Effective Amendment is being withdrawn because it was miscoded as EDGAR submission type 486BPOS (on September 30, 2008) instead of EDGAR submission type 485BPOS. No securities were sold in connection with the erroneous 486(b) filing. The Registrant refiled the Post-Effective Amendment under the correct 485BPOS submission type on September 30, 2008.

Additional details of the Post-Effective Amendment are:

•	Registrant and CIK: The Income Fund of America, Inc., CIK 0000050013;
•	Accession number: 0000051931-08-000641;
•	Erroneous filing type: 486BPOS
•	1933 Act number: 002-33371; and
•	Transmission date: September 30, 2008.

Thank you for your assistance.  If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Grace Richardson at (213) 486-9501, or me at (415) 393-7110.

Sincerely,

/s/ Patrick F. Quan
Patrick F. Quan
Secretary